Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

The following are the direct and indirect subsidiaries of Carvana Co. as of December 31, 2023:

Subsidiary	Jurisdiction of Organization
Carvana Co. Sub LLC	Delaware
Carvana Group, LLC	Delaware
Carvana Operations HC LLC	Delaware
Carvana, LLC	Arizona
Adesa US Auction, LLC	Delaware
SPVANA V, LLC	Delaware